Exhibit 99.1

1 May 2026 Investor Presentation

2 Vinci Compass is a leading full - service alternative asset manager in Latin America Credit Private Equity Equities Global Investment Products & Solutions Real Assets Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Credit solutions developed to meet needs of both mature and growing businesses, through Private and Public Credit, opportunistic credit and agribusiness Long - term positions based on fundamental analysis of LatAm publicly - traded companies Investments focused on tangible, income - generating assets through real estate, infrastructure and forestry strategies High value - added financial and strategic advisory services, focusing primarily on middle market, M&A and debt capital markets (DCM) transactions Providing access to proprietary investment solutions and world - class managers RESEARCH RISK LEGAL & COMPLIANCE INVESTOR RELATIONS OPERATIONS SUSTAINABILITY CLIENT RELATIONS Notes: ¹AuM considers assets under management and advisory as of March 2026. AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s elimin at ed on consolidation and excluding double counting from co - managed funds between our segments. Corporate Advisory R$ 347 bn AuM¹

3 The premier partner for alternative investments and global solutions in Latin America Notes: ¹ Considers assets under management and advisory as of March 2026; S ources : Argentina (ANSES, SSN), Brasil (ANBIMA), Chile (SP, CMF, “ Radiografía y perspectivas de los family offices para 2024, Ameris - El Mercurio Chile”) , Colombia (SFC), Costa Rica (SUPEN), Mexico (CNBV, Consar , Indeval ), Peru (SBS) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available; Preqin . The premier partner for alternative investments and global solutions in Latin America The premier partner for alternative investments and global solutions in Latin America Our footprint in Latin America, with significant opportunities for alternative investments across the region Vinci Compass’ offices +630 Employees 60 Partners R$ 347 bn A u M ¹ 1 2 Offices 8 Countries 30 years Providing investment solutions across Latin America, serving institutions, pensions, and family offices US$7 tn Total Addressable Market US$87 bn Alternatives AuM 4x Growth since 2010 Client Profile Addressable Market Breakdown 67% 33% Institutional Investors Family Offices & HNWI +50 Active Strategies Across alternatives, liquids and global solutions, diversified by asset class, geography, and investor profile

4 Pan - Regional presence with a diversified exposure to product offering, funding and currency Segments Breakdown Country Breakdown (Funding) Client Profile Breakdown Country Breakdown (Asset Allocation) Notes: ¹ Considers assets under management and advisory as of March 2026. ²Fee Related Revenues as of 1Q’26 LTM excluding net advisory re venues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues. Last - twelve - months values are calculated as the sum of the last four quarters. 62% 19% 17% 2% Institutional HNWI Intermediaries Public Market Vehicles 76% 11% 5% 4% 4% 37% 24% 12% 12% 8% 3% 3% 1% Chile Brazil Global Mexico Colombia Peru Uruguay Argentina 65% 27% 2% 2% 1% 1% 1% Global Brazil LatAm Mexico Chile Argentina Peru Uruguay 41% 25% 12% 12% 8% 2% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory 47% 24% 24% 6% 49% 27% 6% 6% 5% 4% 2% 42% 26% 9% 8% 6% 3% 3% 2% AuM¹ (%) Fee Related Revenues² (%)

5 Deep Access to Latin American & Global LPs HNWI & Intermediaries 300+ relationships with family offices and UHNWI Over 520 intermediaries distributing Vinci Compass strategies Institutional Investors Deep access to Latin American pension funds, including 100% penetration in Chile, Peru, Colombia, Argentina and Uruguay Established distribution through global platforms and direct mandates Strong position with insurance companies Robust relationships with sovereign wealth funds, endowments and financial institutions Scaled distribution capabilities Local, on - the - ground coverage across 8 markets + Global Direct access to pensions, insurers and platforms + 2,800 LPs 80%+ Proprietary Relationships Notes: As of March 2026 Country Breakdown AuM by funding 37% 24% 12% 12% 8% 3% 3% 1% Chile Brazil Global Mexico Colombia Peru Uruguay Argentina

6 Notes: As of March 2026. Local teams providing local, regional and global solutions to our clients Operational & Client Service Backbone High involvement from our partners Client Relations Group 83 relationship managers across 9 countries 4 Argentina 25 Brazil 20 Chile 4 Colombia 12 Mexico 3 Peru 11 United states 1 United kingdom 3 Uruguay Number of professionals Average of 17 years of industry experience Seasoned and tenured team 21 partners with an average of 15 years at Vinci Compass are part of this team, and remain actively engaged with our local and global clients Supported by 35+ professionals involved in Marketing, Client Services/Support and Product Specialists

7 Business model built for resilience and long - term shareholder value creation Stable cash flow profile with substantial upside from performance and balance sheet investments FRE + PRE + IRE : recurring cash flow today, with significant gains coming from performance and GP commitments, driving shareholder value creation through cycles Fee Related Earnings Earnings coming from recurring management and advisory fees Durable fee base; diversified and scaling FRE Performance Related Earnings Earnings coming from performance fees realized from our managed funds Since IPO, PRE from Liquid funds has been predominant. PRE from Private funds set to kick in in the next cycle PRE Investment Related Earnings Earnings coming from GP capital gains Embedded engine not fully priced into our current valuation IRE 7

8 FRE: High - Quality Earnings Stream Diversified, recurring, and resilient through cycles FRE More balanced than AuM lower concentration risk oi Resilient through cycles: different drivers protect against earnings volatility as we navigate through different cycles oi Predictable cash flow to fund dividends and reinvestment FRE by segment 1Q’26 LTM R$ 319 million Key Takeaways: Balanced across strategies and clients Contracted & recurring fees drive visibility Low concentration risk; no single vertical dominates Private Equity: long term AuM and fresh flagship vintage extends fee duration 28% 23% 22% 18% 6% 3% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory

9 PRE: Two Value Drivers Liquids delivered in a tough cycle, privates next Resilient through the cycle: liquid strategies sustained PRE in a high - rate backdrop Private vehicles early in harvest, building a second driver of PRE Performance - eligible AuM and gross accrued performance fees underpin visibility PRE since IPO distribution as of 1Q’26 83% 17% PRE Liquid PRE Private Private vs. Liquid PEAUM as of 1Q’26 48% 52% Private Liquid

10 PRE: What’s in the Pipeline Performance - eligible base and accrued carry today Portfolio seasoning: core assets maturing to realization phase Embedded carry increasing across flagship vintages Diversified PEAUM across strategies Performance Eligible AuM as of 1Q’26 R$ 47 billion Larger eligible base + accrued carry today ⇒ higher probability of PRE realization over the next cycle Gross Accrued Performance Fees as of 1Q’26 R$ 135 million 25% 21% 21% 18% 15% Private Equity Credit Equities Global IP&S Real Assets 61% 33% 5% 1% Private Equity Credit Real Assets Global IP&S

11 IRE: A Perpetual Compounding Engine IRE is a compounding engine, as each realization creates the capital for the next vintage, perpetuating growth IRE Anchor fundraising LP Commitments Harvest returns Capital calls/ Deployment GP (Re)Commitments Each realization funds the next commitment, leveraging fundraising and FRE , and creating powerful compounding and GP Capital Gains for our shareholders

12 Scale of IRE Commitments We have committed R$1.5 billion of proprietary capital into our private market funds, diversified across all our segments Our commitments today are significant and well diversified, setting up a meaningful future earnings base IRE Commitments Highlights Target Gross IRR Capital Committed (R$ million) Product Strategy 10 - 15% 157 REITs Real Estate REITs Real Assets 17 - 22% 100 Vinci Climate Change Infrastructure Climate Change 15 - 20% 70 Vinci Fullwood Real Estate Logistics 17 - 22% 50 Vinci Água e Saneamento Infrastructure Water & Sewage 25 - 30% 150 SPS IV Opportunistic Capital Solutions Credit 12 - 17% 100 Vinci Credit Infra Infrastructure Credit 25 - 30% 350 VCP IV Capital Partners Private Equity 20 - 25% 50 VSP Strategic Partners Global IP&S R$1.5 bn 39% 30% 25% 4% 2% Real Assets Credit Private Equity Global IP&S Public Equities

13 Our Flagship Commitments: Driving Future IRE These three flagship funds represent the bulk of Vinci Compass’ proprietary investments, diversifying exposure across strateg ies and anchoring future IRE Together these funds represent R$600 million in IRE commitments , already generating FRE uplift and positioned to deliver capital gains and performance fees as vintages mature Fund Size¹ IRE Commitments Key Portfolio Highlights VCP IV R$ 3.1 billion R$ 350 million capital committed Investment Period: until Dec/2027 Private equity strategy diversified across consumer, financials, tech, business services , and healthcare . ~40% of capital already committed across three flagship assets, early value creation underway through growth and governance initiatives. Strong pipeline with 50+ opportunities , including 7 in advanced stages . Portfolio Investments: 46 % capital called as of 1Q’26 Target Return: 25 - 30% Gross IRR VICC R$ 1.8 billion R$ 100 million capital committed Investment Period: until Mar/2028 Portfolio Investments: 16 % capital called as of 1Q’26 Target Return: 17 - 22% Gross IRR Two DG solar projects operating; more under construction via Mira Energia platform Climate & infrastructure strategy focused on renewables and essential services . Fund in early J - curve stage: capital deployed, no distributions yet, value creation expected as projects reach COD and pipeline matures. Robust R$1.3bn pipeline across solar, storage, and water concessions . SPS IV R$ 1.3 billion (currently being fundraised) R$ 150 million capital committed Investment Period: until Feb/2029 30 % capital called as of 1Q’26 Target Return: 25 - 30% Gross IRR Opportunistic capital solutions strategy, investing in legal claims and tech - enabled credit platforms. Fund in early J - curve stage: recently launched, 8% of capital called, 3 initial investments deployed. Robust pipeline supported by high rates driving demand for alternative financing, especially in corporate lending and secondary credit. Federal Credit Claims Private Claim Portfolio Investments: See notes and definitions at end of document

14 Notes: Vinci Compass’ estimates consider the lower range of the target net IRR from our proprietary capital commitments; ¹Con sid ers the share base as of March 2025. IRE: Embedded Earnings Potential R$ 1.5 billion 18 - 20% Gross Blended Target IRR Total commitments Our balance sheet holds significant capital gains from IRE that will impact our Distributable Earnings in the coming years R$100 million+ Expected Realized IRE Annual Run Rate Contribution ~R$ 1.55 per share¹ or We expect to reach normalized IRE figures between 2028 - 2031 Timing

15 2025 - 2028 Targets at a Glance ~19% CAGR ~25% CAGR Full Year 2025 Full Year 2028 Target R$ 950 mm R$ 288 mm 30% Fee Related Revenues Fee Related Earnings (FRE) FRE margin ~R$ 1.6 bn ~R$ 600 mm 38% R$ 100 billion Fundraising Target from 2H’25 through 2028 ~8 p.p.

16 Notes: As of March 31, 2026. Use of Capital Since IPO 18 - 20% R$100 million + between 2028 - 2031 IRE Commitments Capital Returned to Shareholders M&As Gross Blended Target IRR Expected Realized IRE Annual Run Rate Contribution R$413.2 m illion Cash used R$1.1 b illion Total Dividends distributed since IPO R$345.7 million 14.9 million 8.6x Buybacks R$1.5 billion 13.0x Total IRE Commitment New shares issued Average Post Tax Price/FRE Fundraising Leverage

17 Business Units Deep Dive

18 63% 21% 16% AUM Breakdown by Client Profile Institutional HNWI Intermediaries Global Investment Products and Solutions (Global IP&S) Providing access to a network of world - class GPs and top - tier asset managers, we deliver bespoke global and local investment solutions, granting unparalleled access to opportunities worldwide. R$264 bn AUM R $ 264 billion in AUM 1 Notes: ¹Assets under management and advisory as of March 2026; ²Fee Related Revenues as of 1Q’26 LTM ; ³TPD stands for Third Par ty Distribution. 26% 21% 17% 16% 7% 6% 4% 3% Fee Related Revenues Breakdown by Product Type TPD³ Liquid TPD Alternative Global Solutions Multi-strategy Fund Services Separate Mandate Advisory & Execution Pension Plans 66% 23% 7% 4% Fee Related Revenues² Breakdown by Country (Asset Allocation) Global Brazil Mexico Chile

19 45% 24% 13% 10% 6% 3% AUM Breakdown by Geography (Asset Allocation) Brazil LatAm Mexico Argentina Peru Chile Credit Diversified credit platform with local and hard currency strategies 65+ Portfolio Managers and Analysts R $ 37 billion in AUM Notes: As of March 2026 Local currency Private Credit High Grade & High Yield R$12 .0 bn Hard currency Liquid Credit High Grade & High Yield R$8.9 bn Diversified Private Credit R$1.9 bn Infrastructure Credit R$3.2 bn Structured Credit & Confirming R$3.1 bn High Grade & High Yield R$ 2 .0 bn Real Estate Credit R$0.9 bn Opportunistic Capital Solutions R$3.9 bn Agribusiness R$0.9 bn 50% 34% 13% 2% AUM Breakdown by Client Profile Institutional Intermediaries HNWI Public market vehicles

20 66% 22% 11% AUM Breakdown by Client Profile Institutional HNWI Intermediaries R $ 15 billion in AUM¹ Private Equity 2.3x Gross MOIC² 64.5% Gross IRR² R$15.0 bn AUM &UHDWHGE\&KDQXWLV,QGXVWULHV IURPWKH1RXQ3URMHFW &UHDWHGE\'LQRVRIW/DEV IURPWKH1RXQ3URMHFW VIR VCP Impact guidelines Investment Company Size Influence Sustainability guidelines as risk mitigators drivers of long - term value creation Primarily Cash Ins with flexibility for Cash Outs Upper Middle Market to Large Companies Control and co - control Cash In SMEs (small - to - medium enterprises) Minority with co - control Generates impact at the core of the business and supports SME companies with limited access to capital and know - how 20+ 1.7x Gross MOIC² 21.1% Gross IRR² year track record Buyout Growth Turnaround Minority Growth VCP Strategy Notes: ¹As of March 2026; ²Gross IRR and Gross MOIC in Brazilian Reais, as of December 31, 2025. Turnaround VIR Strategy Minority Growth Equity Check R$300 - 500 mm R$50 - 150 mm

21 83% 10% 7% AUM Breakdown by Client Profile Institutional Intermediaries HNWI Equities Brazil R$12.0 bn • Long Only • Dividends • Small Caps • Long Biased • Others Chile R$2.7 bn • Long Only • Small Caps Strategies Overview Mexico R$0.4 bn • Long Only LatAm R$0.3 bn • Long Only Multi - Country Equity Argentina R$0.4 bn • Long Only • Small Caps Country - Specific Equity Leverage the region’s advantages without the idiosyncratic risks of each country By capitalizing on country - specific expertise and targeting assets often overlooked by regional investors, we unlock opportuniti es in niche markets with fewer participants +80% of our combined investor base consists of Institutional Investors 20+ Portfolio Managers and Analysts R $ 16 billion in AUM Notes: As of March 2026. R$16.1 bn AUM Global R$0.3 bn

22 50% 38% 6% 6% AUM Breakdown by Client Profile Institutional Public Market Vehicles HNWI Intermediaries Real Assets • Investments in major real estate sectors • Seven Listed REITs in the Brazilian Stock Market • Opportunistic Developmen t Strategy with closed - end funds in Brazil • Strategy includes Greenfield and Brownfield projects with Eucalyptus, Pine and Native Forests in Brazil • Three vintages raised since 2009; the fourth fund, Article 9 compliant, is currently being raised • Carbon credits offer a significant return potential on top of traditional forestry revenues ~150,000 ha Total Planted Area in Brazil 560,000+ investors R$15.4 bn AUM of our AUM is in vehicles with 10+ years lock - ups ~80% Forestry R$2.1 bn Real Estate R$6.7 bn R $ 15 billion in AUM Notes: As of March 2026. • Focus on the key infrastructure themes in Brazil: Energy, Transportation and Water & Sewage • Six structured funds and one perpetual listed vehicle • Our Article 9 compliant Climate Change Fund, VICC , concluded fundraising in 2025 38 Companies/Assets Infrastructure R$6.7 bn

23 Notes: As of March 2026. Corporate Advisory M&A • Total or Partial Purchases and Sales of Companies • Joint Ventures and Company Mergers • Board of Directors’ Advisory • Fairness Opinion and Valuation Report Elaboration R$161 bn+ in M&A transactions Fund Raising • Issuing of New Shares (Capitalizations) • Issuing of Debt Titles (Convertible or Not) • Issuing of Titles with Incentivized Coverage • Special Situations Transactions R$60 bn+ in FR transactions Capital Markets • Initial Public Offering (IPO) Advisory • Follow - On Advisory • Issuing of Distributable Titles Advisory R$40 bn+ in CM transactions ~ 85 % of clients re - engage Corporate Advisory’s Pillars Union of values and vision No conflicts of interest Long - term vision Vision of Growth Execution of excellence Trustworthy relationship Sectors Consumer & Retail Oil & Distribution Health Real Estate Financial Services Logistics & Transportation Technology Energy & Mining Others Senior team with multisectoral experience

24 Financial Highlights

25 0.17 Quarterly Dividend US$ 52 bn Capital Formation & Appreciation 1Q’26 LTM R$ First Quarter 2026 Highlights R$52 billion of capital formation and appreciation in the 1Q’26 LTM and R$7 billion in the 1Q’26 , with highlights to Global IP&S, Credit and Real Assets segments Approximately R$100 million in net indemnification proceeds expected to be received in 2026 , following the outcome of the Galeão airport concession auction Vinci Compass announced the strategic combination with BACS Asset Management, building a scaled a sset m anagement platform with US$1.6 billion in combined AuM in Argentina See notes and definitions at end of document 96 mm FRE 1Q’26 + 47 % YoY R$ + 42 % YoY 35.4 % FRE Margin 1Q’26 FRE per share² 1Q’26 R$ 1.47

26 ∆ YoY(%) 1Q'26 LTM 1Q'25 LTM ∆ YoY(%) 1Q'26 4Q'25 1Q'25 (R$ thousands, unless mentioned) 47% 861,696 586,606 25% 244,858 219,730 195,529 Net revenue from management fees 1% 83,115 82,628 (35)% 16,067 15,444 24,853 Net revenue from advisory fees 136% 45,207 19,187 (2)% 11,040 11,819 11,262 Other revenues 44% 990,018 688,421 17% 271,965 246,993 231,644 Total Fee Related Revenues 68% (85,529) (50,815) 23% (24,731) (21,981) (20,125) Segment personnel expenses 57% (67,106) (42,804) 25% (19,298) (16,200) (15,431) Other G&A expenses 116% (78,603) (36,401) (1)% (20,823) (20,527) (21,015) Placement Fee Amortization and Rebates 55% (297,597) (192,225) (10)% (70,234) (75,796) (77,652) Corporate center expenses 34% (142,170) (105,749) 28% (40,572) (32,064) (31,744) Bonus compensation related to management and advisory 57% (671,006) (427,993) 6% (175,657) (166,569) (165,967) Total Fee Related Expenses 22% 319,012 260,428 47% 96,308 80,424 65,677 FEE RELATED EARNINGS (FRE) 32.2% 37.8% 35.4% 32.6% 28.4% FRE Margin (%) 11% 4.95 4.45 42% 1.47 1.23 1.04 FRE per share¹ (R$/share) (28)% 27,519 37,992 (6)% 2,890 13,301 3,077 Net revenue from performance fees (7)% (14,645) (15,690) (6)% (1,271) (8,409) (1,350) Performance based compensation (42)% 12,875 22,303 (6)% 1,619 4,892 1,727 PERFORMANCE RELATED EARNINGS (PRE) 46.8% 58.7% 56.0% 36.8% 56.1% PRE Margin (%) 19% 30,113 25,314 42% 6,093 6,082 4,285 (+) Realized GP investment income N/A 34,621 (19,764) 830% (2,595) 39,042 (279) (+) Unrealized GP investment income 1,066% 64,734 5,550 (13)% 3,498 45,124 4,006 INVESTMENT RELATED EARNINGS (IRE) (33)% 8,711 12,937 N/A – – – ( - ) Unrealized performance fees 166% (3,083) (1,159) N/A – – – (+) Unrealized performance compensation N/A (34,621) 19,764 830% 2,595 (39,042) 279 ( - ) Unrealized GP investment income 15% 367,628 319,824 45% 104,020 91,398 71,689 SEGMENT DISTRIBUTABLE EARNINGS 34.8% 41.8% 37.0% 34.3% 30.0% Segment DE Margin (%) 18% 11,921 10,142 (18)% 2,765 2,616 3,361 (+) Depreciation and amortization 13% 58,096 51,330 (35)% 9,390 12,024 14,423 (+) Realized financial income 58% (15,502) (9,837) 4% (3,891) (4,516) (3,758) ( - ) Leasing expenses (21)% (53,972) (68,577) 50% (21,034) (2,196) (14,004) ( - ) Other items² (89)% (5,942) (55,484) 23% (314) (4,877) (255) ( - ) Non - operational expenses³ 31% (65,135) (49,759) 131% (21,693) (14,894) (9,378) ( - ) Income taxes (excluding related to unrealized fees and income) N/A (10,018) – N/A (7,298) (2,720) – ( - ) Minority Interest ⁴ 45% 287,076 197,638 (0)% 61,945 76,835 62,078 DISTRIBUTABLE EARNINGS (DE) 25.8% 24.2% 21.3% 27.6% 24.5% DE Margin (%) 31% 4.47 3.42 (3)% 0.95 1.17 0.98 DE per share (R$/share)⁵ (90)% 5,300 54,119 28% 292 4,453 228 (+) Non - operational expenses (including Income Tax effect) 16% 292,376 251,757 (0)% 62,237 81,288 62,306 ADJUSTED DISTRIBUTABLE EARNINGS⁶ 26.2% 30.9% 21.4% 29.2% 24.6% Adjusted DE Margin (%) 5% 4.55 4.31 (3)% 0.95 1.24 0.98 Adjusted DE per share 7 (R$/share) See notes and definitions at end of document First Quarter 2026 Segment Earnings

27 72% 19% 9% 2% (2)% Capital Formation & Appreciation 1Q’26 LTM Global IP&S Credit Real Assets Equities Private Equity 232 271 263 29 36 37 15 15 16 16 15 15 12 15 15 305 354 347 1Q'25 4Q'25 1Q'26 Global IP&S Credit Equities Private Equity Real Assets Total Assets Under Management and Advisory AuM 1Q’26 vs 4Q’25 vs. 1Q’25 ( R$bn ) • Total assets under management and advisory (AuM¹) of R$346.8 billion, up 14% year - over - year, driven by capital formation across Global IP&S, Credit and Real Assets, portfolio appreciation and the acquisition of Verde • Capital formation of R$4.7 billion in the 1Q’26 across Global IP&S, Credit and Equities and portfolio appreciation of R$2.6 billion • Capital formation and appreciation were offset by a R$14.1 billion negative FX impact in the quarter, mainly from U.S. dollar Global IP&S funds and capital returns from TPD Alternative, resulting in a 2% QoQ decline in AuM R$52. 0 billion See notes and definitions at end of document

28 Fee Related Revenues Management fees were R$244.9 million in the 1Q’26, up 25% year - over - year. The increase was driven by the Verde transaction and organic growth across Credit and Global IP&S Fee Related Revenues 1Q’26 vs. 1Q’25 ( R$mm ) Fee Related Revenues 1Q’26 LTM vs. 1Q’25 LTM ( R$mm ) Advisory fees totaled R$16.1 million in the 1Q’26, down 35% year - over - year. Upfront fees charged by Third Party Distribution Alternative business vary based on the timing of commitments. In addition, revenues from the Corporate Advisory segment declined due to quieter deal activity amid a high - interest rate environment with electoral uncertainties Fee Related Revenues of R$990.0 million in the 1Q’26 LTM, up 44% YoY. The growth was driven by a full quarter of Verde and continued fundraising momentum across different countries and strategies +17% +44% 196 245 25 16 11 11 232 272 1Q'25 1Q'26 Management fees Advisory fees Other revenues 587 862 83 83 19 45 688 990 1Q'25 LTM 1Q'26 LTM Management fees Advisory fees Other revenues

29 4 6 (0) (3) 4 3 1Q'25 1Q'26 2 2 1Q'25 1Q'26 66 96 1Q'25 1Q'26 Financial Metrics 1Q’26 overview Fee Related Earnings (FRE) of R$96.3 million and R$1.47/share • FRE growth reflects strong fundraising over the last twelve months, including Verde’s first full - quarter contribution, with higher management fees and operating leverage driving FRE margin expansion to 35% Performance Related Earnings (PRE) of R$1.6 million and R$0.02/share • Realized performance in Equities and Global IP&S segments Investment Related Earnings (IRE) of R$3.5 million and R$0.05/ share Fee Related Earnings (FRE) (R$mm) +47% 35% 28% 1.04 1.47 (6)% Performance Related Earnings (PRE) ( R$mm ) 56% 56% • Unrealized IRE negatively impacted by decrease in listed REITs mark - to - market, leading to a lower IRE YoY Investment Related Earnings (IRE) ( R$mm ) % FRE margin FRE per share % PRE margin (13)% Realized GP Investment Income Unrealized GP Investment Income

30 25 30 (20) 35 6 65 1Q'25 LTM 1Q'26 LTM 22 13 1Q'25 LTM 1Q'26 LTM 260 319 1Q'25 LTM 1Q'26 LTM Financial Metrics 1Q’26 LTM overview Fee Related Earnings (FRE) of R$319.0 million and R$4.95/ share • Stronger fundraising and management fees throughout 1Q’26 LTM led to higher FRE in the period, with Compass contributing to the full period and Verde since December 2025 Performance Related Earnings (PRE) of R$12.9 million and R$0.20/ share • 1Q’25 LTM PRE was driven by FIP Infra Transmissão in the 2Q’24, in addition to the one - off strong contributions in the 4Q’24, while 1Q’26 LTM PRE was concentrated in Global IP&S, Credit and Equities Investment Related Earnings (IRE) of R$64.7 million and R$0.99/ share • 1Q’26 LTM includes the realization of FIP Infra Transmissão during the 2Q’25 and mark - ups in closed - end funds drove the rise in unrealized GP investment income +22% % FRE margin FRE per share Fee Related Earnings (FRE) ( R$mm ) 3 2% 38% 4.45 4.95 Performance Related Earnings (PRE) (R$mm) 47% 59% (42)% % PRE margin Investment Related Earnings (IRE) (R$mm) +1,066% Realized GP Investment Income Unrealized GP Investment Income

31 62 62 1Q'25 1Q'26 252 292 1Q'25 LTM 1Q'26 LTM Adjusted Distributable Earnings (Adj. DE) See notes and definitions at end of document Adj. DE 1Q’26 vs. 1Q’25 ( R$mm ) 21% 25% 0.98 0.95 Adj. DE 1Q’26 LTM vs. 1Q’25 LTM ( R$mm ) 26% 31% 4.31 4.55 Adj. DE per share % Adj. DE margin Adj. DE per share % Adj. DE margin +16% (0)% Adj. DE in the 1Q’26 remained stable YoY, with higher Management Fees and continued cost synergies offsetting lower Advisory Fees Realized financial income decreased as the cash position was reduced, impacted by capital calls from IRE proprietary fund commitments that remain in the investment phase, as well as bonus payments made during the quarter Adj. DE growth in the 1Q’26 LTM reflects the combined effect of inorganic growth, capital formation and realized GP investment income within IRE

32 22% 21% 18% 18% 12% 5% 3% Fair Value of Investments - IRE Commitment Balance Sheet Highlights & IRE Commitments 1Q'26 4Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 208.5 280.1 Cash and cash equivalents¹ 1,110.6 1,177.7 Net Investments 242.3 333.6 Liquid funds² 868.4 844.1 IRE Commitments³ (565.2) (607.1) Debt obligations 4 754.0 850.6 Net Cash and Investments 11.53 13.00 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$754.0 million in the 1Q’26, including cash and cash equivalents, investments in liquid funds, IRE Commitments and debt obligations R$ 868.4 mm 25% 23% 16% 15% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Commited R$1.5 billion

33 844.1 44.1 (26.3) (8.6) 15.1 868.4 4Q'25 Capital Called Principal Returned Gross Capital Gain Returned Appreciation 1Q'26 See notes and definitions at end of document IRE Proprietary Fund Commitments Fair Value of Investments (R$ mm) IRE Commitments Overview Per share R$13.17 R$12.90 Total Capital Committed R$1,496.0 million Total Capital Called R$912.1 million Fair Value of Investments R$868.4 million Accum . Capital Returned R$210.0 million As of 1Q’26, Vinci Compass had R$1,496.0 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate Total capital called of R$912.1 million, representing 61.0% of the total capital committed to proprietary funds as of March 31, 2026 Fair Value of Investments account for R$868.4 million

34 Appendix – I Segment Summaries

35 28% 23% 22% 18% 6% 3% 26% 23% 20% 23% 7% 2% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) 1Q’26 LTM by Segment Segment Distributable Earnings (DE) 1Q’26 LTM by Segment Fee Related Earnings (FRE) were R$319.0 million in the 1Q’26 LTM, with 28% of FRE coming from Global IP&S, Credit accounting for 23%, Private Equity with 22%, followed by Real Assets with 18%, Equities accounting for 6% and Corporate Advisory for 3% Segment Distributable Earnings (DE) were R$367.6 million in the 1Q’26 LTM, with 26% coming from Global IP&S, followed by Credit and Real Assets with 23%, Private Equity accounting for 20%, Equities for 7% and Corporate Advisory for 2% R$368 mm R$319 mm

36 See notes and definitions at end of document Global Investment Products & Solutions (Global IP&S) R$263 bn AuM Fee Related Earnings (FRE) of R$42.4 million in the 1Q’26, up 102% YoY, driven mostly by the growth in management fees following the acquisition of Verde Advisory fees of R$14.0 million in the 1Q’26, coming from upfront fees¹ charged in TPD² Alternative strategy. These fees can vary significantly across quarters depending on the timing of commitments AuM ended 1Q’26 at R$263.5 billion. The quarter was impacted by FX variation in U.S. Dollar Global IP&S funds, as well as capital returns in TPD Alternative and in the closed - end fund VSP. These effects offset the inflows in both TPD Liquid and Alternative ∆ YoY (%) 1Q'26 LTM 1Q'25 LTM ∆ YoY (%) 1Q'26 4Q'25 1Q'25 (R$ THOUSANDS, UNLESS MENTIONED) 107% 305,422 147,598 58% 103,833 77,943 65,625 Net revenue from management fees 33% 55,135 41,584 (38)% 13,968 5,755 22,547 Net revenue from advisory fees 138% 44,824 18,830 (0)% 11,040 11,819 11,085 Other revenues 95% 405,381 208,014 30% 128,841 95,516 99,257 Total Fee Related Revenues 91% (28,549) (14,908) 58% (9,977) (7,467) (6,299) Segment personnel expenses 92% (37,062) (19,283) 66% (11,682) (9,238) (7,043) Other G&A expenses 152% (40,518) (16,072) 8% (10,201) (10,669) (9,438) Placement Fee Amortization and Rebates 81% (152,041) (83,909) (16)% (35,246) (38,451) (42,022) Corporate center expenses 89% (56,728) (30,061) 44% (19,326) (9,703) (13,419) Bonus compensation related to management and advisory 92% (314,898) (164,234) 10% (86,432) (75,528) (78,221) Total Fee Related Expenses 107% 90,483 43,779 102% 42,409 19,988 21,035 FEE RELATED EARNINGS (FRE) 22.3% 21.0% 32.9% 20.9% 21.2% FRE Margin (%) (49)% 8,315 16,292 (45)% 712 6,856 1,295 Net revenue from performance fees (49)% 8,315 16,292 (45)% 712 6,856 1,295 Realized performance fees N/A – – N/A – – – Unrealized performance fees (6)% (5,093) (5,397) (44)% (313) (4,454) (562) Performance based compensation (70)% 3,222 10,897 (46)% 399 2,402 732 PERFORMANCE RELATED EARNINGS (PRE) 38.8% 66.9% 56.0% 35.0% 56.6% PRE Margin (%) 41% 1,029 731 22% 360 272 296 (+) Realized GP investment income (49)% 1,742 3,428 N/A 714 586 (566) (+) Unrealized GP investment income (33)% 2,771 4,159 N/A 1,074 858 (270) INVESTMENT RELATED EARNINGS (IRE) (49)% (1,742) (3,428) N/A (714) (586) 566 ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 71% 94,734 55,408 96% 43,168 22,662 22,063 SEGMENT DISTRIBUTABLE EARNINGS 22.8% 24.6% 33.2% 22.1% 21.9% Segment DE Margin (%) 14% 262,178 230,551 14% 262,178 270,156 230,551 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.15% 0.18% 0.18% 0.15% 0.13% AVERAGE FEE RATE (%) 18% 213,452 180,855 18% 213,452 220,403 180,855 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX - UPFRONTS 4 0.18% 0.20% 0.22% 0.18% 0.17% AVERAGE FEE RATE (%) EX - UPFRONTS TPD Liquid 46% TPD Alternative 28% Separate Mandates 8% Global Solutions 7% Multi - strategy 6% Advisory & Execution 3% Other 2% Global IP&S AUM Breakdown by Strategy

37 Local Currency High Grade & High Yield 38% Hard Currency High Grade & High Yield 24% Real Estate & Infrastructure Credit 11% Structured Credit & Confirming 11% Opportunistic Capital Solutions 9% Diversified Private Credit 5% Agribusiness 2% Credit AuM Breakdown by Strategy Credit R$37 bn AuM Fee Related Earnings (FRE) in the 1Q’26 posted an 84% increase year - over - year, driven by strong fundraising, capital deployment and portfolio appreciation across different strategies and countries, especially opportunistic capital solutions Our one - stop - shop credit platform is accelerating both local - to - local and cross - border, delivering R$1.8 billion in capital formation and appreciation during the 1Q’26 ∆ YoY (%) 1Q'26 LTM 1Q'25 LTM ∆ YoY (%) 1Q'26 4Q'25 1Q'25 (R$ THOUSANDS, UNLESS MENTIONED) 96% 241,400 123,124 18% 62,572 63,846 52,818 Net revenue from management fees 9,556% 2,384 25 N.A – 2,384 – Net revenue from advisory fees N/A – – N.A – – – Other revenues 98% 243,784 123,149 18% 62,572 66,230 52,818 Total Fee Related Revenues 83% (27,398) (14,981) (1)% (6,772) (7,503) (6,851) Segment personnel expenses 84% (12,705) (6,900) 37% (3,513) (3,034) (2,561) Other G&A expenses 133% (31,821) (13,682) 6% (8,576) (7,977) (8,065) Placement fee amortization and rebates 81% (68,194) (37,719) (5)% (16,306) (18,481) (17,123) Corporate center expenses 57% (31,309) (19,951) 8% (8,643) (7,671) (8,017) Bonus compensation related to management and advisory 84% (171,427) (93,232) 3% (43,810) (44,666) (42,617) Total Fee Related Expenses 142% 72,357 29,917 84% 18,762 21,565 10,202 FEE RELATED EARNINGS (FRE) 29.7% 24.3% 30.0% 32.6% 19.3% FRE Margin (%) 16% 9,739 8,412 937% 161 4,710 16 Net revenue from performance fees 16% 9,739 8,412 937% 161 4,710 16 Realized performance fees N/A – – N/A – – – Unrealized performance fees 43% (4,820) (3,363) 2,889% (62) (2,647) (2) Performance based compensation (3)% 4,919 5,050 636% 99 2,063 13 PERFORMANCE RELATED EARNINGS (PRE) 50.5% 60.0% 61.5% 43.8% 86.6% PRE Margin (%) (3)% 6,785 7,011 12% 1,650 1,672 1,477 (+) Realized GP investment income N/A 7,070 (5,392) N/A (824) 2,549 4,033 (+) Unrealized GP investment income 756% 13,855 1,619 (85)% 826 4,221 5,510 INVESTMENT RELATED EARNINGS (IRE) N/A (7,070) 5,392 N/A 824 (2,549) (4,033) ( - ) Unrealized GP investment income N/A – – – – – – ( - ) Unrealized performance fees N/A – – – – – – (+) Unrealized performance compensation 100% 84,062 41,979 75% 20,511 25,300 11,692 SEGMENT DISTRIBUTABLE EARNINGS 32.3% 30.3% 31.9% 34.8% 21.5% Segment DE Margin (%) 26% 36,232 28,764 26% 36,232 35,870 28,764 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.75% 0.81% 0.71% 0.76% 0.76% AVERAGE FEE RATE (%) Total AuM of R$36.8 billion, up 25% year - over - year

38 Total AuM of R$15.0 billion, down 3% quarter - over - quarter VCP III 54% VCP IV 21% VCP II 14% VIR IV 7% Other 4% Private Equity AuM Breakdown by Flagship Private Equity R$15 bn AuM Fee Related Earnings (FRE) of R$17.0 million in the 1Q’26 and R$70.3 million in the 1Q’26 LTM. The decrease in both periods reflects the combined impact of FX variation and the decrease in management fees from certain funds entering divestment period The VCP team continues to source new investment opportunities for Fund IV and pursue exits across Funds II and III, as the VIR team is concentrated on structuring the next impact investing vintage, VIR V ∆ YoY (%) 1Q'26 LTM 1Q'25 LTM ∆ YoY (%) 1Q'26 4Q'25 1Q'25 (R$ THOUSANDS, UNLESS MENTIONED) (21)% 120,209 151,657 (10)% 28,017 30,395 31,294 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues (21)% 120,209 151,657 (10)% 28,017 30,395 31,294 Total Fee Related Revenues 9% (4,991) (4,595) 11% (1,291) (1,246) (1,168) Segment personnel expenses (14)% (3,016) (3,487) (62)% (303) (617) (798) Other G&A expenses (25)% (1,436) (1,928) (3)% (356) (358) (367) Placement fee amortization and rebates (7)% (24,353) (26,213) (6)% (5,690) (6,122) (6,032) Corporate center expenses (13)% (16,079) (18,401) (3)% (3,402) (5,298) (3,497) Bonus compensation related to management and advisory (9)% (49,874) (54,625) (7)% (11,041) (13,640) (11,861) Total Fee Related Expenses (28)% 70,335 97,034 (13)% 16,976 16,754 19,433 FEE RELATED EARNINGS (FRE) 58.5% 64.0% 60.6% 55.1% 62.1% FRE Margin (%) N/A – – N/A – – – Net revenue from performance fees N/A – – N/A – – – Realized performance fees N/A – – N/A – – – Unrealized performance fees N/A – – N/A – – – Performance based compensation N/A – – N/A – – – PERFORMANCE RELATED EARNINGS (PRE) N/A N/A N/A N/A N/A PRE Margin (%) 6,030% 1,900 31 N/A – 147 – (+) Realized GP investment income 446% 10,829 1,984 (93)% (405) 18,493 (6,226) (+) Unrealized GP investment income 532% 12,729 2,015 (93)% (405) 18,641 (6,226) INVESTMENT RELATED EARNINGS (IRE) 446% (10,829) (1,984) (93)% 405 (18,493) 6,226 ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (26)% 72,236 97,065 (13)% 16,976 16,902 19,433 SEGMENT DISTRIBUTABLE EARNINGS 59.2% 64.0% 60.6% 55.3% 62.1% Segment DE Margin (%) (8)% 12,287 13,287 (8)% 12,287 12,541 13,287 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.01% 1.26% 0.96% 1.03% 1.00% AVERAGE FEE RATE (%)

39 Total AuM of R$16.1 billion, up 9% year - over - year Brazil 74% Chile 17% Mexico 3% Argentina 2% Global 2% LatAm 2% Equities AuM Breakdown by Strategy Equities R$16 bn AuM Fee Related Revenues of R$21.4 million in the 1Q’26, up 14% YoY, driven by the consolidation of Verde and portfolio appreciation for the last twelve months Equities AuM growth was supported by over R$1.0 billion in capital formation and portfolio appreciation, with positive inflows into LatAm and Brazil UCITS strategies highlighting continued investor interest in the platform ∆ YoY (%) 1Q'26 LTM 1Q'25 LTM ∆ YoY (%) 1Q'26 4Q'25 1Q'25 (R$ THOUSANDS, UNLESS MENTIONED) 21% 76,392 63,098 14% 21,356 19,252 18,794 Net revenue from management fees (100)% – 948 N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues 19% 76,392 64,047 14% 21,356 19,252 18,794 Total Fee Related Revenues 78% (9,837) (5,517) 33% (3,006) (2,200) (2,269) Segment personnel expenses 33% (6,635) (4,976) (5)% (2,012) (1,776) (2,121) Other G&A expenses 110% (5,357) (2,549) (6)% (1,463) (1,305) (1,551) Placement fee amortization and rebates 26% (22,596) (17,943) 11% (6,325) (5,350) (5,701) Corporate center expenses 36% (13,564) (9,990) 64% (4,208) (3,983) (2,562) Bonus compensation related to management and advisory 42% (57,988) (40,977) 20% (17,014) (14,614) (14,203) Total Fee Related Expenses (20)% 18,403 23,070 (5)% 4,342 4,638 4,591 FEE RELATED EARNINGS (FRE) 24.1% 36.0% 20.3% 24.1% 24.4% FRE Margin (%) 82% 9,425 5,177 14% 2,017 1,697 1,767 Net revenue from performance fees 82% 9,425 5,177 14% 2,017 1,697 1,767 Realized performance fees N/A – – N/A – – – Unrealized performance fees 101% (4,677) (2,328) 14% (896) (1,285) (786) Performance based compensation 67% 4,748 2,848 14% 1,121 412 982 PERFORMANCE RELATED EARNINGS (PRE) 50.4% 55.0% 55.6% 24.3% 55.6% PRE Margin (%) N/A 1,180 – N/A – 1,180 – (+) Realized GP investment income N/A 3,053 (2,051) (100)% – (229) 1,793 (+) Unrealized GP investment income N/A 4,233 (2,051) (100)% – 951 1,793 INVESTMENT RELATED EARNINGS (IRE) N/A (3,053) 2,051 (100)% – 229 (1,793) ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (6)% 24,331 25,917 (2)% 5,463 6,229 5,573 SEGMENT DISTRIBUTABLE EARNINGS 28.0% 37.4% 23.4% 29.7% 27.1% Segment DE Margin (%) 9% 16,036 14,739 9% 16,036 15,240 14,739 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.52% 0.58% 0.57% 0.54% 0.55% AVERAGE FEE RATE (%)

40 Infrastructure 44% Real Estate 43% Forestry 13% Real Assets AuM Breakdown by Strategy Real Assets Total AuM of R$15.4 billion, up 29% year - over - year R$15 bn AuM Fee Related Earnings (FRE) reached 14.6 million reais in the 1Q’26, up 26% year - over - year, driven by higher management fees from Infrastructure and Forestry, combined with cost synergies within Real Estate segment, supporting FRE margin expansion to 49.6% Realized GP investment income of R$4.1 million, up 63% year - over - year, driven by a higher one - off dividend distribution from one of our REITs ∆ YoY (%) 1Q'26 LTM 1Q'25 LTM ∆ YoY (%) 1Q'26 4Q'25 1Q'25 (R$ THOUSANDS, UNLESS MENTIONED) 17% 118,272 101,129 8% 29,080 28,294 26,997 Net revenue from management fees (45)% 3,567 6,515 (75)% 460 468 1,850 Net revenue from advisory fees 8% 384 357 N/A – – 177 Other revenues 13% 122,223 107,999 2% 29,540 28,762 29,024 Total Fee Related Revenues 39% (11,771) (8,446) (2)% (2,939) (2,834) (2,986) Segment personnel expenses (7)% (7,041) (7,553) (40)% (1,664) (1,389) (2,774) Other G&A expenses N/A 529 (2,170) (86)% (227) (218) (1,594) Placement fee amortization and rebates 18% (26,308) (22,250) (7)% (5,539) (6,540) (5,931) Corporate center expenses 14% (19,144) (16,721) 11% (4,533) (4,367) (4,083) Bonus compensation related to management and advisory 12% (63,735) (57,141) (14)% (14,901) (15,348) (17,368) Total Fee Related Expenses 15% 58,488 50,858 26% 14,639 13,414 11,656 FEE RELATED EARNINGS (FRE) 47.9% 47.1% 49.6% 46.6% 40.2% FRE Margin (%) (99)% 41 8,111 N/A – 39 – Net revenue from performance fees (58)% 8,752 21,048 N/A – 39 – Realized performance fees (33)% (8,711) (12,936) N/A – – – Unrealized performance fees (99)% (55) (4,602) N/A – (22) – Performance based compensation N/A (14) 3,509 N.A – 16 – PERFORMANCE RELATED EARNINGS (PRE) (33.5)% 43.3% N/A 42.5% N/A PRE Margin (%) 10% 19,220 17,541 63% 4,083 2,811 2,512 (+) Realized GP investment income N/A 11,926 (17,733) N/A (2,080) 17,642 686 (+) Unrealized GP investment income N/A 31,146 (193) (37)% 2,003 20,453 3,199 INVESTMENT RELATED EARNINGS (IRE) N/A (11,926) 17,733 N/A 2,080 (17,642) (686) ( - ) Unrealized GP investment income (33)% 8,711 12,937 N/A – – – ( - ) Unrealized performance fees 166% (3,083) (1,159) N/A – – – (+) Unrealized performance compensation (0)% 83,323 83,684 32% 18,722 16,241 14,168 SEGMENT DISTRIBUTABLE EARNINGS 55.5% 57.1% 55.7% 51.4% 44.9% Segment DE Margin (%) 7% 12,703 11,839 7% 12,703 12,684 11,839 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.01% 0.97% 0.97% 0.99% 0.98% AVERAGE FEE RATE (%)

41 Corporate Advisory Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$8.9 million in the 1Q26 LTM ∆ YoY (%) 1Q'26 LTM 1Q'25 LTM ∆ YoY (%) 1Q'26 4Q'25 1Q'25 (R$ THOUSANDS, UNLESS MENTIONED) N/A – – N/A – – – Net revenue from management fees (34)% 22,028 33,556 259% 1,639 6,837 457 Net revenue from advisory fees N/A – – N/A – – – Other revenues (34)% 22,028 33,556 259% 1,639 6,837 457 Total Fee Related Revenues 26% (2,982) (2,367) 35% (746) (731) (553) Segment personnel expenses 7% (648) (605) (7)% (124) (147) (134) Other G&A expenses N/A – – N/A – – – Placement fee amortization and rebates (2)% (4,104) (4,190) 34% (1,128) (853) (844) Corporate center expenses (50)% (5,348) (10,624) 176% (460) (1,042) (167) Bonus compensation related to management and advisory (26)% (13,083) (17,786) 45% (2,459) (2,773) (1,697) Total Fee Related Expenses (43)% 8,945 15,770 (34)% (820) 4,064 (1,240) FEE RELATED EARNINGS (FRE) 40.6% 47.0% (50.0)% 59.4% (271.5)% FRE Margin (%) (43)% 8,945 15,770 (34)% (820) 4,064 (1,240) SEGMENT DISTRIBUTABLE EARNINGS 40.6% 47.0% (50.0)% 59.4% (271.5)% Segment DE Margin (%) In an environment of high - interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, the Corporate Advisory team is working on an extensive pipeline of opportunities

42 Appendix – II Financial Statements

43 Financials - Income Statement ∆ YoY (%) 1Q'26 LTM 1Q'25 LTM ∆ YoY (%) 1Q'26 4Q'25 1Q'25 (R$ thousands, unless mentioned) REVENUES 47% 861,696 586,606 25% 244,858 219,730 195,529 Net revenue from management fees (28)% 27,519 37,992 (6)% 2,890 13,301 3,077 Net revenue from performance fees (29)% 36,231 50,930 (6)% 2,890 13,301 3,077 Realized performance fees (33)% (8,711) (12,937) N/A – – – Unrealized performance fees 1% 83,115 82,628 (35)% 16,067 15,444 24,853 Net revenue from advisory 136% 45,207 19,187 (2)% 11,040 11,819 11,262 Other revenues 40% 1,017,537 726,413 17% 274,855 260,294 234,721 Total net revenues from services rendered OPERATING EXPENSES 34% (142,170) (105,749) 28% (40,572) (32,064) (31,744) Bonus related to management and advisory (7)% (14,645) (15,690) (6)% (1,271) (8,409) (1,350) Performance based compensation 5% (17,728) (16,848) (6)% (1,271) (8,409) (1,350) Realized 166% 3,083 1,159 N/A – – – Unrealized 29% (156,816) (121,439) 26% (41,843) (40,474) (33,094) Total compensation and benefits 68% (85,529) (50,814) 23% (24,731) (21,981) (20,125) Segment personnel expenses 57% (67,106) (42,804) 25% (19,298) (16,200) (15,431) Other general and administrative expenses 116% (78,603) (36,401) (1)% (20,823) (20,527) (21,015) Placement fee amortization and rebates 55% (297,597) (192,225) (10)% (70,234) (75,796) (77,652) Corporate center expenses 55% (685,650) (443,682) 6% (176,928) (174,978) (167,317) Total expenses 17% 331,887 282,731 45% 97,927 85,316 67,404 Operating profit OTHER GP AND FINANCIAL INCOME AND EXPENSES 1,066% 64,734 5,550 (13)% 3,498 45,124 4,006 Investment Related Earnings (IRE) 19% 30,113 25,314 42% 6,093 6,082 4,285 Realized gain from GP investment income N/A 34,621 (19,764) 830% (2,595) 39,042 (279) Unrealized gain from GP investment income 13% 58,096 51,330 (35)% 9,390 12,024 14,423 Financial income 13% 58,096 51,330 (35)% 9,390 12,024 14,423 Realized gain from financial income N/A – – N/A – – – Unrealized gain from financial income 58% (15,502) (9,837) 4% (3,891) (4,516) (3,758) Leasing expenses (22)% (55,023) (70,847) N/A 42,389 (66,408) (4,458) Other items¹ N/A 2,019 (3,701) N/A 885 1,521 (2,201) Equity gain (loss) 44% (30,662) (21,334) 15% (5,753) (9,814) (5,003) Equity - based compensation 210% (16,325) (5,262) 95% (5,596) (3,566) (2,870) Management contract amortization² (89)% (5,942) (55,484) 23% (314) (4,877) (255) Non - operational expenses³ N/A 1,395 (109,585) N/A 40,608 (30,512) (116) Total Other Items 92% 333,281 173,146 106% 138,535 54,804 67,288 Profit before income taxes 29% (60,577) (46,953) 157% (29,197) (6,770) (11,360) ( - ) Income taxes⁴ 116% 272,704 126,193 95% 109,338 48,034 55,928 NET INCOME (90)% 5,300 54,119 28% 292 4,453 228 (+) Non - operational expenses (including Income Tax effect) N/A (2,040) 2,772 337% (35,545) 33,603 (8,141) ( - ) Contingent consideration adjustment related to acquisitions⁵ N/A (2,558) – N/A (23,007) 20,449 – (+) OCI adjustment⁶ 49% 273,407 183,084 6% 51,078 106,539 48,015 ADJUSTED NET INCOME 44% 266,690 185,468 (8)% 44,759 104,627 48,619 Atributable to the shareholders of the parent company N/A 6,717 (2,384) N/A 6,319 1,912 (604) Attributable to non - controlling interests See notes and definitions at end of document

44 Financials - Non - GAAP Reconciliation 1Q'26 LTM 1Q'25 LTM 1Q'26 4Q'25 1Q'25 (R$ thousands, unless mentioned) 331,887 282,731 97,927 85,316 67,404 OPERATING PROFIT (36,231) (50,930) (2,890) (13,301) (3,077) ( - ) Net revenue from realized performance fees 8,711 12,937 – – – ( - ) Net revenue from unrealized performance fees 14,645 15,690 1,271 8,409 1,350 (+) Compensation allocated in relation to performance fees 319,012 260,428 96,308 80,424 65,677 FEE RELATED EARNINGS (FRE) 331,887 282,731 97,927 85,316 67,404 OPERATING PROFIT (861,696) (586,606) (244,858) (219,730) (195,529) ( - ) Net revenue from management fees (83,115) (82,628) (16,067) (15,444) (24,853) ( - ) Net revenue from advisory (45,207) (19,187) (11,040) (11,819) (11,262) ( - ) Other revenues 142,170 105,749 40,572 32,064 31,744 (+) Bonus related to management and advisory 85,529 50,814 24,731 21,981 20,125 (+) Personnel expenses 67,106 42,804 19,298 16,200 15,431 (+) Other general and administrative expenses 78,603 36,401 20,823 20,527 21,015 (+) Placement fee amortization and rebates 297,597 192,225 70,234 75,796 77,652 (+) Corporate center expenses 12,875 22,303 1,619 4,892 1,727 PERFORMANCE RELATED EARNINGS (PRE) 331,887 282,731 97,927 85,316 67,404 OPERATING PROFIT 8,711 12,937 – – – ( - ) Net revenue from unrealized performance fees (3,083) (1,159) – – – (+) Compensation allocated in relation to unrealized performance fees 30,113 25,314 6,093 6,082 4,285 (+) Realized gain from GP investment income 367,628 319,824 104,020 91,398 71,689 SEGMENT DISTRIBUTABLE EARNINGS 272,704 126,193 109,338 48,034 55,928 NET INCOME 8,711 12,937 – – – ( - ) Net revenue from unrealized performance fees (1,004) (377) – – – (+) Income tax from unrealized performance fees (3,083) (1,159) – – – (+) Compensation allocated in relation to unrealized performance fees (34,621) 19,764 2,595 (39,042) 279 ( - ) Unrealized gain from GP investment income (2,298) 14 (90) 271 694 (+) Income tax on unrealized gain from GP investment income – 0 – – – ( - ) Unrealized gain from financial income – – – – – (+) Income tax on unrealized gain from financial income (1,091) 4,613 (42,895) 41,338 (9,546) ( - ) Contingent consideration (earn - out) gain (loss)¹ (949) (1,841) 7,350 (7,735) 1,405 (+) Income tax on contingent consideration 28,246 15,404 8,361 6,182 6,231 (+) Depreciation and amortization 28,001 18,991 5,753 9,814 5,003 (+) Equity - based compensation (307) (602) 244 (660) (117) ( - ) Income Taxes on Equity - based compensation (2,019) 3,701 (885) (1,521) 2,201 (+) Equity gain (loss) 7,361 – 2,479 2,425 – (+) Dividends received 5,300 54,119 292 4,453 228 (+) Non - operational expenses including income tax related to realized expense² (2,558) – (23,007) 20,449 – (+) OCI Adjustment³ (10,018) – (7,298) (2,720) – ( - ) Minority Interest 292,376 251,757 62,237 81,288 62,306 ADJUSTED DISTRIBUTABLE EARNINGS 1,017,537 726,413 274,855 260,294 234,721 TOTAL NET REVENUE FROM SERVICES RENDERED (36,231) (50,930) (2,890) (13,301) (3,077) ( - ) Net revenue from realized performance fees 8,711 12,937 – – – ( - ) Net revenue from unrealized performance fees 990,019 688,421 271,966 246,993 231,644 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

45 Balance Sheet 03/31/2026 12/31/2025 Assets Current assets 208,545 280,091 Cash and cash equivalents 106,053 121,498 Cash and bank deposits 84,671 153,729 Financial instruments at fair value through profit or loss 17,821 4,864 Financial instruments at amortized cost 755,707 1,534,471 Financial instruments at fair value through profit or loss 190,973 214,706 Trade receivables - - Sub - leases receivable 20,011 20,010 Taxes recoverable 76,954 70,168 Other assets 1,252,190 2,119,446 Total current assets Non - current assets 883,744 151,615 Financial instruments at fair value through profit or loss 5,741 6,141 Financial instruments at amortized cost 27,384 17,518 Trade receivables 3,003 1,225 Taxes recoverable 39,873 47,393 Deferred taxes 37,687 38,315 Other receivables 997,432 262,207 69,903 65,796 Investments accounted for using the equity method 49,655 43,999 Judicial deposits 71,456 74,095 Property and equipment 134,225 141,226 Right of use - Leases 1,318,733 1,326,216 Intangible assets 2,641,404 1,913,539 Total non - current assets 3,893,594 4,032,985 Total Assets 03/31/2026 12/31/2025 Liabilities and equity Current liabilities 13,692 13,369 Trade payables 29,508 – Financial instruments at fair value through profit or loss 39,843 – Deferred Revenue 57,115 33,307 Leases 41,543 38,101 Accounts payable 40,858 199,422 Labor and social security obligations 14,295 93,862 Loans and Financing 9,706 35,047 Taxes and contributions payable 246,560 413,108 Total current liabilities Non - current liabilities – 6 Accounts payable 124,430 126,877 Leases 7,635 9,221 Labor and social security obligations 845,529 872,770 Loans and Financing 3,900 4,641 Deferred taxes 50,136 44,446 Provision for contingencies 528,814 508,416 Retirement plans liabilities 1,560,444 1,566,377 1,807,004 1,979,485 Total liabilities Equity 19 19 Share capital 2,236,406 2,236,406 Additional paid - in capital (306,608) (306,608) Treasury shares 138,344 91,974 Retained Earnings (59,633) (43,013) Other reserves 2,008,528 1,978,778 78,062 74,722 Non - controlling interests in the equity of subsidiaries 2,086,590 2,053,500 Total equity 3,893,594 4,032,985 Total liabilities and equity

46 Supplemental Details

47 See notes and definitions at end of document AuM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 354,108 15,476 15,286 15,390 36,464 271,492 Beginning balance (153) (54) – (31) (62) (6) (+/ - ) Capital Subscription / (capital return) 258 147 – – 112 – (+) Capital Subscription (411) (201) – (31) (174) (6) ( - ) Capital Return – – – – – – (+) Acquisitions 4,400 (3) 118 – 907 3,377 (+/ - ) Net Inflow / Outflow (14,130) (204) (230) (111) (1,250) (12,334) (+/ - ) FX Variation 2,578 213 912 (273) 753 974 (+/ - ) Appreciation / (depreciation) 346,803 15,427 16,086 14,975 36,813 263,503 Ending balance For the Three Months Ended March 31, 2026 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 304,552 11,965 14,793 16,481 29,389 231,924 Beginning balance 2,121 2,312 – (276) 93 (8) (+/ - ) Capital Subscription / (capital return) 4,202 3,364 – 1 836 0 (+) Capital Subscription (2,080) (1,053) – (277) (742) (8) ( - ) Capital Return 15,594 – 621 – 516 14,458 (+) Acquisitions 20,878 (26) (3,353) – 6,485 17,772 (+/ - ) Net Inflow / Outflow (23,231) (255) (468) (223) (1,959) (20,327) (+/ - ) FX Variation 26,887 1,431 4,493 (1,008) 2,288 19,683 (+/ - ) Appreciation / (depreciation) 346,803 15,427 16,086 14,975 36,813 263,503 Ending balance For the Twelve Months Ended March 31, 2026

48 See notes and definitions at end of document Fee - Earning AuM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 346,490 12,684 15,240 12,541 35,870 270,156 Beginning balance (153) (54) – (31) (62) (6) (+/ - ) Capital Subscription / (capital return) 258 147 – – 112 – (+) Capital Subscription (411) (201) – (31) (174) (6) ( - ) Capital Return – – – – – – (+) Acquisitions 4,369 (3) 119 – 892 3,360 (+/ - ) Net Inflow / Outflow (13,931) (63) (230) (111) (1,226) (12,301) (+/ - ) FX Variation 2,659 138 907 (112) 758 969 (+/ - ) Appreciation / (depreciation) 339,435 12,703 16,036 12,287 36,232 262,178 Ending balance For the Three Months Ended March 31, 2026 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 299,180 11,839 14,739 13,287 28,764 230,551 Beginning balance (514) (332) – (257) 84 (8) (+/ - ) Capital Subscription / (capital return) 1,517 691 – – 826 – (+) Capital Subscription (2,031) (1,023) – (257) (742) (8) ( - ) Capital Return 15,594 – 621 – 516 14,458 (+) Acquisitions 20,539 (26) (3,331) – 6,199 17,697 (+/ - ) Net Inflow / Outflow (22,995) (113) (466) (223) (1,918) (20,275) (+/ - ) FX Variation 27,630 1,335 4,473 (520) 2,587 19,756 (+/ - ) Appreciation / (depreciation) 339,435 12,703 16,036 12,287 36,232 262,178 Ending balance For the Twelve Months Ended March 31, 2026

49 Investment records – Credit and Equities Funds Hurdle Rate Market Comparison 24 M 12 M YTD 1Q’26 NAV¹ (R$ millions) Segment Fund or Strategy IPCA + Yield IMA - B IPCA + Yield IMA - B 34.6% 40.3% 8.2% 8.2% 287.5 Equities Vinci Total Return² IBOV IBOV 31.7% 40.6% 12.7% 12.7% 965.1 Equities Mosaico Strategy³ IBOV IBOV 42.5% 42.6% 14.7% 14.7% 376.8 Equities Vinci Gas Dividendos FIA N/A S&P/BMV IPC 39.5% 37.0% 8.7% 8.7% 222.8 Equities Compass CRECE+ N/A S&P MERVAL 148.7% 25.1% (1.2)% (1.2)% 365.3 Equities Compass Crecimiento N/A N/A 65.3% 38.8% (0.0)% (0.0)% 1,858.6 Equities Compass Small Cap Chile IPCA + 6% IPCA 18.2% 12.8% 3.5% 3.5% 669.1 Credit Vinci Crédito Imobiliário II IPCA + 6% IPCA 19.0% 14.2% 3.6% 3.6% 473.8 Credit Vinci Energia Sustentável IPCA + 5% CDI 24.8% 13.9% 3.2% 3.2% 295.0 Credit Vinci Crédito Multiestratégia N/A CEMBI Broad Div 15.5% 6.5% (0.1)% (0.1)% 5,431.5 Credit Compass Latam Corporate Debt Fund N/A CEMBI Broad Div HY 16.9% 5.4% 0.8% 0.8% 1,894.5 Credit Compass Latam High Yield USD N/A PIP Cetes 28D 20.6% 8.4% 1.8% 1.8% 2,679.0 Credit Compass I+LIQG N/A CDI 29.1% 15.3% 3.3% 3.3% 1,399.1 Credit Compass Credit Selection CDI CDI 29.4% 14.7% 3.5% 3.5% 1,987.6 Credit Compass Yield 30 N/A N/A 20.0% 7.7% 2.1% 2.1% 305.5 Credit Compass Deuda Plus N/A CEMBI Broad Div 7.9% 3.3% (0.2)% (0.2)% 745.3 Credit Compass Renta Fija - B See notes and definitions at end of document 24 M 12 M YTD 1Q’26 Benchmark 26.1% 12.2% 3.5% 3.5% IPCA 4 + Yield IMA - B 5 46.3% 43.9% 16.3% 16.3% IBOV 6 28.3% 35.9% 6.9% 6.9% S&P/BMV IPC 7 146.4% 28.2% (1.8)% (1.8)% S&P MERVAL 8 27.7% 14.8% 3.4% 3.4% CDI 9 9.8% 4.1% 1.9% 1.9% IPCA 15.3% 6.2% 0.1% 0.1% CEMBI Broad Div 10 17.8% 7.1% 1.2% 1.2% CEMBI Broad Div HY 11 20.1% 8.2% 1.7% 1.7% PIP Cetes 28D 12

50 Investment records – Global IP&S and Real Assets Funds See notes and definitions at end of document 24 M 12 M YTD 1Q’26 Benchmark 27.7% 14.8% 3.4% 3.4% CDI 2 20.6% 12.5% 3.9% 3.9% IMA - B 3 9.8% 4.1% 1.9% 1.9% IPCA 4 13.6% 16.8% 2.5% 2.5% IFIX 5 Hurdle Rate Market Comparison 24 M 12 M YTD 1Q’26 NAV¹ (R$ millions) Segment Fund or Strategy CDI CDI 23.5% 12.9% 3.0% 3.0% 38.6 Global IP&S Vinci Multiestratégia FIM CDI CDI 21.9% 11.2% 2.4% 2.4% 135.1 Global IP&S Atlas Strategy IMA - B IMA - B 22.3% 13.2% 3.8% 3.8% 680.2 Global IP&S Vinci Valorem FIM N/A IPCA 17.8% 10.5% 3.1% 3.1% 552.4 Global IP&S Equilibrio Strategy IMA - B IMA - B 21.8% 12.5% 5.7% 5.7% 90.5 Global IP&S Vinci Retorno Real FIM IPCA + 6% IFIX 7.5% 15.9% 2.6% 2.6% 3,153.9 Real Assets (listed REIT) VISC11 IPCA + 6% IFIX 28.1% 30.8% 1.7% 1.7% 1,483.2 Real Assets (listed REIT) VILG11 IPCA + 6% IFIX (17.9)% 7.7% 1.1% 1.1% 416.6 Real Assets (listed REIT) VINO11 IPCA + 6% IFIX (27.2)% 4.2% (10.0)% (10.0)% 149.8 Real Assets (listed REIT) VIUR11 IPCA + X% IFIX 15.9% 20.3% 4.4% 4.4% 130.8 Real Assets (listed REIT) VCRI11 CDI + 1% IFIX 4.8% 2.6% 0.0% 0.0% 393.8 Real Assets (REIT) VICA11 IFIX IFIX 17.3% 16.6% 3.3% 3.3% 43.7 Real Assets (REIT) VINCI FOF IMOBILIARIO FIM CP N/A N/A (31.3)% 31.3% 7.8% 7.8% 420.7 Real Assets (listed REIT) VIGT11

51 See notes and definitions at end of document Investment records – Closed End funds Pro Forma Historical Portfolio Performance¹ Gross IRR Gross IRR Gross MOIC Gross MOIC Total Value Unrealized Realized or Partially Realized Invested Capital Committed Capital Vintage year Segment Fund (USD) (BRL) (USD) (BRL) (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) 77.2% 71.5% 4.0x 4.3x 5,185 54 5,131 1,206 1,415 2004 Private Equity Fund 1 (0.3%) 8.0% 1.0x 1.8x 3,817 1,811 2,006 2,087 2,200 2011 Private Equity VCP II 17.5% 21.5% 1.9x 2.1x 5,562 5,249 313 2,548 4,000 2018 Private Equity VCP III 55.5% 59.9% 1.3x 1.3x 1,541 1,541 – 1,165 3,879 2022 Private Equity VCP IV 70.2% 64.5% 2.1x 2.3x 16,103 8,654 7,450 7,006 11,494 Private Equity VCP Strategy² 30.5% 22.0% 2.6x 2.1x 26 – 26 13 36 2003 Private Equity NE Empreendedor³ 13.7% 20.6% 1.8x 2.4x 321 81 240 134 240 2017 Private Equity Nordeste III 20.9% 20.7% 1.5x 1.3x 1,053 865 188 734 1,000 2020 Private Equity VIR IV 26.0% 21.1% 1.6x 1.7x 1,400 947 453 881 1,276 Private Equity VIR Strategy⁴ 19.2% 25.6% 2.2x 2.7x 383 22 361 205 128 2018 Credit SPS I 22.6% 22.1% 2.3x 2.3x 1,754 568 1,186 1,082 671 2020 Credit SPS II 23.6% 23.6% 2.6x 2.5x 2,457 1,506 951 1,733 1,071 2021 Credit SPS III 38.6% 24.3% 1.1x 1.1x 246 240 6 348 1,329 2025 Credit SPS IV 22.6% 23.2% 2.4x 2.5x 4,839 2,336 2,503 3,369 3,199 Credit SPS Strategy⁵ 21.7% 19.3% 1.5x 1.5x 247 69 178 165 165 2022 Credit MAV I 16.2% 19.3% 1.4x 1.3x 269 205 64 205 205 2023 Credit MAV II N.M. N.M. N.M. N.M. 185 168 17 167 220 2025 Credit MAV III 18.6% 19.3% 1.5x 1.4x 700 442 258 537 590 Credit MAV Strategy⁶ 2.9% 10.7% 1.3x 2.3x 571 316 255 253 253 2012 Real Assets Lacan Florestal I 6.3% 10.8% 1.5x 1.9x 693 568 125 356 356 2016 Real Assets Lacan Florestal II 11.1% 12.1% 1.4x 1.4x 618 618 – 435 501 2020 Real Assets Lacan Florestal III 32.6% 26.4% 1.3x 1.3x 271 271 – 216 260 2023 Real Assets Lacan Florestal IV 6.2% 12.7% 1.4x 1.7x 2,154 1,774 380 1,260 1,370 Real Assets Lacan Strategy⁷ 40.4% 55.5% 2.7x 3.6x 375 9 367 104 211 2017 Real Assets FIP Transmissão⁸ 13.1% 15.7% 1.4x 1.5x 528 528 – 350 386 2021 Real Assets VIAS⁹ NM NM 1.1x 1.1x 169 169 – 151 1,784 2022 Real Assets VICC¹⁰ 11.3% 11.7% 1.3x 1.3x 460 427 34 346 422 2021 Real Assets VFDL¹¹ NM NM 1.3x 1.2x 1,733 1,642 91 1,451 1,848 2022 Credit Vinci Credit Infra¹²

52 See notes and definitions at end of document Shareholder Dividends & Share Summary 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 ($ in thousands) 62,237 81,288 73,092 75,759 62,306 73,946 57,104 58,401 Adjusted Distributable Earnings (R$) 12,702 15,605 13,645 13,964 11,027 12,804 9,872 10,331 Adjusted Distributable Earnings (US$)¹ 0.19 0.24 0.22 0.22 0.17 0.20 0.19 0.19 Adjusted DE per Common Share (US$)² 0.17 0.17 0.15 0.15 0.15 0.15 0.16 0.17 Actual Dividend per Common Share³ 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 VINP Shares Shares Repurchased - - - 173,762 683,148 607,643 374,834 220,135 # of Shares - - - 9.47 10.07 10.28 10.38 10.82 Average Cost (US$/share) - - - 1,645,210 6,879,698 6,246,577 3,890,849 2,382,251 Capital Deployed (US$) 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 50,955,859 50,955,859 48,778,420 48,778,420 48,896,968 49,580,116 38,404,375 38,779,209 Class A⁴ 65,422,098 65,422,098 63,244,659 63,244,659 63,363,207 64,046,355 52,870,614 53,245,448 Common Shares Vinci Compass generated R$0.95 or US$0.19 of Adjusted Distributable Earnings per common share for the 1Q’26. The company decl are d a quarterly dividend of US$4.90² per common share to record holders as of May 25, 2026; payable on June 8, 2026

53 Notes to page 13 (1) As of March 2026 ; Fund size for VCP IV does not consider potential co - investments . Notes to page 25 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Notes to page 26 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last - twelve - months values are calculated as the sum of the last three quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Minority interest comprises the portion of Verde Asset Management’s earnings attributable to the remaining 49 . 9 % non - controlling interest, following Vinci Compass’ acquisition of a controlling 50 . 1 % stake . As a result, Verde’s results are fully consolidated in Fee Related Earnings (FRE), and the non - controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE) . (5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last - twelve - months values are calculated as the sum of the last three quarters . (6) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (7) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last - twelve - months values are calculated as the sum of the last three quarters . Notes to page 27 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 28 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . Notes and Definitions

54 Notes to page 32 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of March 31 , 2026 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 1 Q' 26 Financial Statements filed within the SEC on May 11 , 2026 . (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of March 31 , 2026 . For more detail, please see the Financial Statements filed within the SEC on May 11 , 2026 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . In addition to these debts, Vinci Compass also has obligations regarding earn - out structures and redemption liability from M&A transactions . For more detail, see 1 Q' 26 Financial Statements filed within the SEC on May 11 , 2026 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 36 (1) Upfront fees are one - time fees charged for TPD Alternative commitments . (2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (3) Other includes Pension Plans and Vinci Retirement Services . Notes to page 43 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . (6) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes and Definitions (cont’d)

55 Notes to page 44 (1) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (3) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes to page 47 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 48 (1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 49 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes and Definitions (cont’d)

56 Notes to page 50 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 51 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency . (2) Committed capital for VCP III and VCP IV consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Track record presented for the VCP strategy as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 1 Q’ 26 . (6) Track record for MAV strategy is presented as of 1 Q’ 26 . (7) Track record for Lacan strategy is presented as of 1 Q’ 26 . (8) Track record for FIP Infra is presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (9) Track record for VIAS is presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (10) Total commitments for VICC are presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (11) Track record for VFDL is presented as of 1 Q’ 26 . (12) Track record for Vinci Credit Infra is presented as of 1 Q’ 26 . Notes to page 52 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4 . 8999 , as of May 8 , 2026 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Actual dividends per common share are calculated considering the share count as of the applicable record date . (4) As of March 31 , 2026 , Public Float was comprised of 14 , 800 , 773 Class A common shares . Notes and Definitions (cont’d)

57 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

58 • “AUM” refers to assets under management and advisory . Our AUM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

59 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

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